

Mailstop 3233

April 25, 2016

Via E-Mail
Jeanne Hillman
Chief Accounting Officer
Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, WA 98063-9777

>   **Re: Weyerhaeuser Company**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 17, 2016**
>   **Amendment No. 1 to Form 8-K**
>   **Filed March 11, 2016**
>   **File No. 1-4825**

Dear Ms. Hillman:

We have reviewed your April 12, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2016 letter.

Amendment 1 to Form 8-K filed March 11, 2016

Exhibit 99.3

1.   We note your response to prior comment 3.

    a. Please tell us the specific macroeconomic conditions and regional market data existing at the transaction date, and how such information changed from the date of your initial purchase price allocation;

    b. Please provide more detail regarding how you determined your initial preliminary fair value estimate of timber and timberlands using the income and market valuation approaches, and tell us your basis for your initial conclusion to assign fair value estimates to timber and timberlands based on the higher end of the range of per acre values for available timberland transaction data;

c. Please provide more detail regarding how you determined your updated fair value estimate of timber and timberlands using the income and market valuation approaches; and

d. Please compare the assigned fair value estimates for the timber and timberland components as of the initial purchase allocation date, and as updated to depict the merger of Plum Creek with and into Weyerhaeuser on February 19, 2016. Your response should qualitatively and quantitatively address the specific attributes assessed which provided you greater insight into the nature and value of the acquired properties, thereby causing the decrease to the assigned fair value estimates.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities